ENVIVIO, INC.

400 Oyster Point Boulevard, Suite 325

South San Francisco, California 94080

June 27, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel
Assistant Director

Re:	Envivio, Inc. - Registration Statement – Form S-1

Registration Number: 333-173529

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, Envivio, Inc. (the “Registrant”) hereby requests that the effective date of the above-captioned registration statement on Form S-1 (as amended, the “Registration Statement”), relating to the registration of 6,900,000 shares of the Registrant’s Common Stock (including 900,000 shares subject to the underwriters’ over-allotment option), be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on June 29, 2011 or as soon thereafter as may be practicable.

The Registrant hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant understands that the staff will consider this request as confirmation by the Registrant of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to Jim Masetti at (650) 868-3598.

Sincerely,

Envivio, Inc.

By:	/s/ Julien Signès
Julien Signès
Chief Executive Officer and President

cc:	James J. Masetti, Esq.